UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2024
Commission File Number 001-39237

ATLAS CORP.
(Exact name of Registrant as specified in its Charter)

23 Berkeley Square
London, United Kingdom
W1J 6HE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report
Exhibit I to this Report contains certain financial information of Atlas Corp., as of and for the three months ended March 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: May 10, 2024	By:	/s/ William Kostlivy
William Kostlivy
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I
ATLAS CORP.
REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2024
INDEX

Interim Consolidated Financial Statements (Unaudited)	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	22

Unless we otherwise specify, when used in this Report, (i) the terms “Atlas”, the “Company”, “we”, “our” and “us” refer to Atlas Corp. and its subsidiaries, (ii) the term “Seaspan” refers to Seaspan Corporation and its subsidiaries and (iii) the term “APR Energy” refers to Apple Bidco Limited, its subsidiary APR Energy Limited, and APR Energy Limited’s subsidiaries.

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
ATLAS CORP.
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and par value amounts)

	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$424.1	$385.3
Accounts receivable	102.7	79.2
Inventories	54.4	52.2
Prepaid expenses and other	40.1	36.1
Assets held for sale (note 6)	—	21.4
Net investment in lease (note 5)	42.2	33.7
Derivative instruments - current (note 16(b))	0.9	2.2
Acquisition related assets	72.3	72.3
	736.7	682.4

Property, plant and equipment (note 6)	10,484.9	9,379.6
Vessels under construction (note 7)	855.8	1,315.0
Right-of-use assets (note 8)	467.6	438.0
Net investment in lease (note 5)	1,735.4	1,395.1
Goodwill	75.3	75.3
Deferred tax assets	1.8	1.8
Derivative instruments	100.9	85.2
Other assets (note 10)	312.8	340.6
	$14,771.2	$13,713.0
Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$312.3	$317.2
Deferred revenue	75.7	74.7
Income tax payable	86.6	77.6
Long-term debt - current (note 11)	103.5	129.4
Operating lease liabilities - current	77.1	101.1
Finance lease liabilities - current	187.4	66.5
Other financing arrangements - current (note 12)	367.2	298.5
Other liabilities - current	14.9	18.8
	1,224.7	1,083.8

Long-term debt (note 11)	3,012.3	3,161.4
Operating lease liabilities	202.2	271.1
Other financing arrangements (note 12)	5,266.0	4,305.3
Derivative instruments	0.1	1.3
Other liabilities	237.9	177.3
Total liabilities	9,943.2	9,000.2

Cumulative redeemable preferred shares, $0.01 par value; 12,000,000 issued and outstanding (2023 – 12,000,000)	296.9	296.9

Shareholders’ equity:
Share capital (note 13):
Preferred shares; $0.01 par value; 150,000,000 shares authorized (2023 – 150,000,000); 14,118,833 shares issued and outstanding (2023 – 14,118,833) Common shares; $0.01 par value; 400,000,000 shares authorized (2023 – 400,000,000); 204,328,277 shares issued and outstanding (2023 – 204,328,277); nil shares held in treasury (2023 – Nil)	1.9	1.9
Additional paid in capital	3,880.4	3,876.3
Retained earnings	665.6	554.8
Accumulated other comprehensive loss	(16.8)	(17.1)
	4,531.1	4,415.9
	$14,771.2	$13,713.0
Commitments and contingencies (note 15)
Subsequent events (note 17)
See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Operations
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended March 31,
	2024	2023
Revenue (note 3)	$541.1	$417.2
Operating expenses:
Operating expenses	100.0	88.4
Depreciation and amortization	121.0	94.2
General and administrative	23.5	42.4
Operating leases	23.2	30.1
(Gain) loss on sale (note 6)	(8.3)	0.6
	259.4	255.7
Operating earnings	281.7	161.5
Other expenses (income):
Interest expense	130.3	83.2
Interest income	(2.8)	(2.6)
Loss on debt extinguishment	3.5	—
Equity income on investment	(1.6)	(2.1)
(Gain) loss on derivative instruments	(25.4)	11.1
Other expenses	3.2	6.1
	107.2	95.7
Net earnings before income tax	174.5	65.8
Income tax expense	13.4	7.0
Net earnings	$161.1	$58.8

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Comprehensive Income
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended March 31,
	2024	2023
Net earnings	$161.1	$58.8
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	0.3	0.3
Comprehensive income	$161.4	$59.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended March 31, 2024

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2023, carried forward	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,876.3	$554.8	$(17.1)	$4,415.9
Net earnings	—	—	—	—	—	—	—	161.1	—	161.1
Other comprehensive income	—	—	—	—	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	—	—	—	—	(38.1)	—	(38.1)
Dividends on preferred shares (Series D - $0.50 per share; Series H - $0.49 per share; Series J - $0.44 per share)	—	—	—	—	—	—	—	(12.2)	—	(12.2)
Share-based compensation expense	—	—	—	—	—	—	4.1	—	—	4.1
Balance, March 31, 2024	12,000,000	$296.9	204,328,277	14,118,833	$1.7	$0.2	$3,880.4	$665.6	$(16.8)	$4,531.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Shareholders’ Equity and Cumulative Redeemable Preferred Shares
(Unaudited)
(Expressed in millions of United States dollars, except number of shares and per share amounts)
Three months ended March 31, 2023

	Series J cumulative redeemable preferred shares		Number of common shares	Number of preferred shares	Common shares	Preferred shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2022, carried forward	12,000,000	$296.9	281,565,472	20,118,833	$2.5	$0.3	$3,724.2	$420.0	$(18.1)	$4,128.9
Net earnings	—	—	—	—	—	—	—	58.8	—	58.8
Other comprehensive income	—	—	—	—	—	—	—	—	0.3	0.3
Issuance of common shares from unissued acquisition related equity consideration	—	—	727,351	—	—	—	—	—	—	—
Exercise of Warrants (note 13(c))	—	—	6,000,000	—	—	—	78.7	—	—	78.7
Shares retired upon Merger and capital contribution from Poseidon	—	—	(84,170,724)	—	(0.8)	—	246.6	—	—	245.8
Settlement of Exchangeable Notes							(29.4)			(29.4)
Adjustment to share-based compensation (note 13)							(11.7)			(11.7)
Dividends on common shares ($0.125 per share)	—	—	—	—	—	—	—	(72.2)	—	(72.2)
Dividends on preferred shares (Series D - $0.50 per share; Series H - $0.49 per share; Series I - $0.50 per share; Series J - $0.44 per share)	—	—	—	—	—	—	—	(30.4)	—	(30.4)
Shares issued through dividend reinvestment program	—	—	6,178	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense	—	—	200,000	—	—	—	5.1	2.2	—	7.3
Balance, March 31, 2023	12,000,000	296.9	204,328,277	20,118,833	1.7	0.3	4,013.6	378.3	(17.8)	4,376.1

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in millions of United States dollars)

	Three months ended March 31,
	2024	2023
Cash from (used in):
Operating activities:
Net earnings	$161.1	$58.8
Items not involving cash:
Depreciation and amortization	121.0	94.2
Change in right-of-use asset	18.8	23.3
Non-cash interest expense and accretion	11.2	4.2
Non-cash adjustment purchase option finance lease	(1.2)	9.2
Unrealized change in derivative instruments	(15.6)	18.6
Amortization of acquired revenue contracts	0.6	6.2
Loss on debt extinguishment	3.5	—
Equity income on investment	(1.6)	(2.1)
(Gain) loss on sale	(8.3)	0.6
Other	7.4	(18.9)
Change in other operating assets and liabilities (note 14)	18.7	33.8
Cash from operating activities	315.6	227.9

Investing activities:
Expenditures for property, plant and equipment and vessels under construction	(1,102.0)	(326.7)
Receipt on settlement of interest swap agreements	10.0	6.9
Receipt from contingent consideration asset	—	14.9
Other assets and liabilities	37.3	23.1
Capitalized interest relating to newbuilds	(15.3)	(19.8)
Cash used in investing activities	(1,070.0)	(301.6)

Financing activities:
Repayments of long-term debt and other financing arrangements	(597.0)	(56.3)
Issuance of long-term debt and other financing arrangements	1,448.2	487.8
Capital contribution from Poseidon	—	245.7
Capped call settlement	—	25.3
Proceeds from exercise of warrants	—	78.7
Payment of lease liabilities	(5.0)	(7.7)
Financing fees	(2.7)	(10.0)
Dividends on common shares	(38.1)	(71.9)
Dividends on preferred shares	(12.2)	(15.2)
Cash from financing activities	793.2	676.4
Increase in cash and cash equivalents	38.8	602.7
Cash and cash equivalents and restricted cash, beginning of period	387.9	291.0
Cash and cash equivalents and restricted cash, end of period	$426.7	$893.7
Supplemental cash flow information (note 14)

See accompanying notes to interim consolidated financial statements.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

1.Significant accounting policies:
(a)Basis of presentation:
Pursuant to a merger transaction in March 2023 (the “Merger”), the Company's common shares became wholly owned by Poseidon Corp., (“Poseidon”) a privately-held company and the common shares ceased to be publicly traded.
Except for the changes described in note 1(b), the accompanying interim financial information of Atlas Corp. (the “Company” or “Atlas”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2023 audited annual consolidated financial statements of Atlas. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Atlas as of and for the year ended December 31, 2023, in the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on March 14, 2024.
(b)Comparative information:
Certain prior period information has been reclassified to conform with current financial statement presentation.
2.Segment reporting:
For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, vessel leasing and mobile power generation. The Company’s vessel leasing segment owns and operates a fleet of vessels which are chartered primarily pursuant to long-term, fixed-rate time charters. The Company’s mobile power generation segment owns and operates a fleet of power generation assets, including aero-derivative gas turbines and other equipment, and provides power solutions to customers.
The Company’s chief operating decision makers monitor the operating results of the leasing businesses separately for the purpose of making decisions about resource allocation and performance assessment based on adjusted EBITDA, which is computed as net earnings before interest expense, income tax expense, depreciation and amortization expense, impairments, write-down and gains/losses on sale, gains/losses on derivative instruments, loss on foreign currency repatriation, change in contingent consideration asset, loss on debt extinguishment, other expenses and certain other items that the Company believes are not representative of its operating performance.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):
The following tables include the Company’s selected financial information by segment:

Three months ended March 31, 2024	Vessel Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$516.1	$25.0	$—	$541.1
Operating expense	96.0	4.0	—	100.0
Depreciation and amortization expense	112.3	8.7	—	121.0
General and administrative expense	19.5	5.1	(1.1)	23.5
Operating lease expense	22.7	0.5	—	23.2
(Gain) loss on sale	(8.5)	0.2	—	(8.3)
Interest income	(1.6)	(0.8)	(0.4)	(2.8)
Interest expense	129.1	0.5	0.7	130.3
Income tax expense	(0.2)	10.7	2.9	13.4

Three months ended March 31, 2023	Vessel Leasing	Mobile Power Generation	Elimination and Other	Total
Revenue	$385.3	$31.9	$—	$417.2
Operating expense	80.2	8.2	—	88.4
Depreciation and amortization expense	84.3	9.9	—	94.2
General and administrative expense	31.9	11.8	(1.3)	42.4
Operating lease expense	29.2	0.9	—	30.1
Loss on sale	0.6	—	—	0.6
Interest income	(1.9)	(0.3)	(0.4)	(2.6)
Interest expense	80.2	3.2	(0.2)	83.2
Income tax expense	0.2	6.8	—	7.0

	Three months ended March 31,
	2024	2023
Vessel leasing adjusted EBITDA	$377.9	$244.0
Mobile power generation adjusted EBITDA	15.4	11.0
Total segment adjusted EBITDA	393.3	255.0
Eliminations and other	(1.8)	(2.3)
Depreciation and amortization	121.0	94.2
Interest income	(2.8)	(2.6)
Interest expense	130.3	83.2
(Gain) loss on derivative instruments	(25.4)	11.1
Other expenses	3.2	6.1
Gain on contingent consideration asset	(0.9)	(1.1)
Loss on debt extinguishment	3.5	—
(Gain) loss on sale	(8.3)	0.6
Consolidated net earnings before tax	$174.5	$65.8

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

2.Segment reporting (continued):

Total Assets	March 31, 2024	December 31, 2023
Vessel leasing	$14,154.8	$13,105.8
Mobile power generation	763.8	764.9
Elimination and Other	(147.4)	(157.7)
Total	$14,771.2	$13,713.0

	Three months ended March 31,
Capital expenditures by segment	2024	2023
Vessel leasing	$1,094.5	$324.5
Mobile power generation	7.5	2.2
3.Revenue:
Revenue by type for the three months ended March 31, 2024 and 2023 is as follows:

	Three months ended March 31, 2024			Three months ended March 31, 2023
	Vessel Leasing	Mobile Power Generation	Total	Vessel Leasing	Mobile Power Generation	Total
Operating lease revenue	$478.8	$20.6	$499.4	$360.8	$28.9	$389.7
Interest income from leasing	32.6	—	32.6	19.2	—	19.2
Other	4.7	4.4	9.1	5.3	3.0	8.3
	$516.1	$25.0	$541.1	$385.3	$31.9	$417.2
As at March 31, 2024, the minimum future revenues to be received on committed operating leases, service arrangements and interest income to be earned from direct financing leases are as follows:

	Operating lease(1)	Finance lease (2)	Total committed revenue
Remainder of 2024	$1,527.3	$108.3	$1,635.6
2025	1,927.0	139.6	2,066.6
2026	1,674.8	135.5	1,810.3
2027	1,280.4	131.1	1,411.5
2028	835.3	126.7	962.0
Thereafter	3,297.2	957.9	4,255.1
	$10,542.0	$1,599.1	$12,141.1
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

3.Revenue (continued):
As at March 31, 2024, the minimum future revenues to be received based on each segment are as follows:

	Vessel Leasing(1)(2)	Mobile Power Generation	Total committed revenue
Remainder of 2024	$1,572.9	$62.7	$1,635.6
2025	1,988.8	77.8	2,066.6
2026	1,810.3	—	1,810.3
2027	1,411.5	—	1,411.5
2028	962.0	—	962.0
Thereafter	4,255.1	—	4,255.1
	$12,000.6	$140.5	$12,141.1
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
(2)Minimum future interest income includes direct financing leases currently in effect.
Minimum future revenues assume 100% utilization under contracts in place as at March 31, 2024, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements on undelivered vessels.
4.Related party transactions:
The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company and include certain of Poseidon’s shareholders including Fairfax Financial Holdings Limited (“Fairfax”) and Ocean Network Express (“ONE”). All related party transactions are governed by pre-arranged contracts.
(a)Transactions with Fairfax:
During the three months ended March 31, 2024, the dividends paid on Series J Preferred Shares held by Fairfax was $5,250,000 (2023 - $5,250,000).
Fairfax remains a counterparty to certain indemnification and compensation arrangements related to the acquisition of APR Energy which occurred in 2020.
(b)     Transactions with ONE:
Pursuant to a ship management agreement, the Company manages the ship operations of one vessel for ONE. During the three months ended March 31, 2024, the Company earned revenue of $575,000 (2023 – nil) and incurred expenses of $489,000 (2023 – nil) in connection with the ship management of the vessel.
During the three months ended March 31, 2024, the Company earned revenue of $122,003,000 from ONE in connection with the time charter of 35 vessels and management of one vessel as described above.
(c)Transactions with ZE JV:
Pursuant to ship management agreements, the Company manages the ship operations of the vessels owned by its joint venture with the Zhejiang Energy Group. During the three months ended March 31, 2024, the Company earned revenue of $2,715,000 (2023 – $2,554,000) and incurred expenses of $2,408,000 (2023 – $2,406,000) in connection with the ship management of the vessels.
The Company entered into agreements with the ZE JV to purchase equipment for vessel upgrades. During the three months ended March 31, 2024, the Company incurred $2,487,000 (2023 - nil) under these agreements.
(d)Transactions with Poseidon
During the three months ended March 31, 2024, Atlas declared dividends of $38,082,000 to Poseidon Corp, which was paid on April 2, 2024.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

5.Net investment in lease:

	March 31, 2024	December 31, 2023
Undiscounted lease receivable	$3,390.1	$2,706.5
Unearned interest income	(1,612.5)	(1,277.7)
Net investment in lease, total	1,777.6	1,428.8
Current portion of net investment in lease	(42.2)	(33.7)
Net investment in lease	$1,735.4	$1,395.1
At March 31, 2024, the minimum lease receivable from finance leases are as follows:

Remainder of 2024	$141.6
2025	187.9
2026	187.9
2027	187.9
2028	188.4
Thereafter	2,496.4
$3,390.1
During the three months ended March 31, 2024, the Company accepted the delivery of three 16,000 TEU vessels, each of which commenced an 18-year charter upon delivery.
6.Property, plant and equipment:

March 31, 2024	Cost	Accumulated depreciation	Net book value
Vessels	$13,275.6	$(3,125.3)	$10,150.3
Equipment and other	573.7	(239.1)	334.6
Property, plant and equipment	$13,849.3	$(3,364.4)	$10,484.9

December 31, 2023	Cost	Accumulated depreciation	Net book value
Vessels	$12,072.4	$(3,028.5)	$9,043.9
Equipment and other	566.5	(230.8)	335.7
Property, plant and equipment	$12,638.9	$(3,259.3)	$9,379.6
During the three months ended March 31, 2024, depreciation and amortization expense relating to property, plant and equipment was $105,327,000 (2023 – $82,015,000).
Vessel sales and deliveries
During the three months ended March 31, 2024, the Company accepted the delivery of 10 newbuild vessels ranging in size from 7,000 to 15,500 TEU. Each of these vessels commenced long-term time charters upon delivery. The aggregate purchase price for the newbuild vessels delivered during the three months ended March 31, 2024 was $1,105,665,000.
In February 2024, the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $29,800,000. This vessel was classified as an asset held for sale at December 31, 2023.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

7.Vessels under construction:
As at March 31, 2024, the Company has 29 vessels under construction (December 31, 2023 – 40 vessels).
As at March 31, 2024, the vessels under construction balance includes $11,799,000 of capitalized interest for the three months ended March 31, 2024 ($66,628,000 for the year ended December 31, 2023).
8.Right-of-use assets:

March 31, 2024	Cost	Accumulated amortization	Net book value
Vessel operating leases	$572.5	$(300.3)	$272.2
Vessel finance leases	191.9	(1.8)	190.1
Other operating leases	18.1	(12.8)	5.3
Right-of-use assets	$782.5	$(314.9)	$467.6

December 31, 2023	Cost	Accumulated amortization	Net book value
Vessel operating leases	$740.8	$(376.4)	$364.4
Vessel finance leases	69.1	(0.5)	68.6
Other operating leases	17.0	(12.0)	5.0
Right-of-use assets	$826.9	$(388.9)	$438.0
During the three months ended March 31, 2024, the amortization of right-of-use assets was $18,800,000 (2023 – $23,300,000).
9.Finance lease liabilities:

	March 31, 2024	December 31, 2023
Finance lease liabilities	$187.4	$66.5
Current portion of finance lease liabilities	(187.4)	(66.5)
Long-term finance lease liabilities	$—	$—
In November 2023, the Company exercised its option under an existing lease financing arrangement to purchase one 14,000 TEU vessel. The purchase is expected to complete in December 2024 at the pre-determined purchase price of $61,600,000.
In February and March 2024, the Company exercised its option under existing lease financing arrangements to purchase one 14,000 TEU vessel and one 10,000 TEU vessel, respectively. The purchases are expected to complete in February 2025 at the pre-determined purchase price of $61,600,000 and $49,500,000, respectively.
As at March 31, 2024, the total remaining commitments related to financial liabilities of these vessels were approximately $197,518,000 (December 31, 2023 – $70,701,000), including imputed interest of $10,089,000 (December 31, 2023 – $4,242,000), repayable through the first quarter of 2025.
The weighted average interest rate on obligations related to finance leases as at March 31, 2024 was 7.3%.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

10.Other assets:

	March 31, 2024	December 31, 2023
Intangible assets	$58.1	$61.0
Deferred dry-dock	158.2	166.0
Restricted cash	2.6	2.6
Contingent consideration asset	37.7	36.8
Deferred financing fees for undrawn financing	19.6	28.1
Other	36.6	46.1
Other assets	$312.8	$340.6

11.Long-term debt:

	March 31, 2024	December 31, 2023
Long-term debt:
Revolving credit facilities (a) (c)	$200.0	$320.0
Term loan credit facilities (b) (c)	1,147.4	1,175.6
Senior unsecured notes	802.4	828.1
Senior secured notes	1,000.0	1,000.0
	3,149.8	3,323.7
Deferred financing fees	(34.0)	(32.9)
Long-term debt	3,115.8	3,290.8
Current portion of long-term debt	(103.5)	(129.4)
Long-term debt	$3,012.3	$3,161.4
(a)Revolving credit facilities:
In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50,000,000 to $300,000,000, and extended the maturity date from February 2025 to March 2027.
As at March 31, 2024 and December 31, 2023, the Company had three revolving credit facilities, which provided, as at March 31, 2024, for aggregate borrowings of up to $750,000,000 (December 31, 2023 – $700,000,000), of which $550,000,000 (December 31, 2023 - $380,000,000) was undrawn.
The Company is subject to commitment fees ranging between 0.45% and 1.00% (December 31, 2023 – 0.45% and 1.00%) calculated on the undrawn amounts under the various facilities.
(b)Term loan credit facilities:
As at March 31, 2024, the Company has entered into $2,013,026,000 (December 31, 2023 – $2,367,516,000) of term loan credit facilities, of which $865,619,000 (December 31, 2023 - $1,191,936,000) was undrawn.
Term loan credit facilities mature between March 3, 2028 and January 21, 2030.
For the Company’s floating rate term loan credit facilities, interest is calculated based on three month or six month SOFR rate plus a margin per annum, dependent on the interest period selected by the Company. The three and six month average SOFR was 5.3% and 5.2%, respectively (December 31, 2023 – 5.4% and 5.4%, respectively). The margins ranged between 1.93% and 2.4% as at March 31, 2024 (December 31, 2023 – 1.93% and 2.4%).

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

11.Long-term debt (continued):
(b)Term loan credit facilities (continued):
The weighted average rate of interest, including the applicable margin, was 7.3% as at March 31, 2024 (December 31, 2023 – 7.4%) for the Company’s term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.
The Company is subject to commitment fees ranging between 0.44% and 0.49% (December 31, 2023 – 0.44% and 0.49%) calculated on the undrawn amounts under the various facilities.
The following is a schedule of future minimum repayments of the Company’s term loan credit facilities as of March 31, 2024.

Remainder of 2024	$75.7
2025	103.9
2026	103.9
2027	103.9
2028	444.0
Thereafter	316.0
$1,147.4
(c)Credit facilities – other:
As at March 31, 2024, the Company’s credit facilities were primarily secured by first-priority mortgages granted on most of its power generation assets and 53 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities may include, without limitation:
a.A first priority mortgage on collateral assets;
b.An assignment of the Company’s lease agreements and earnings related to the related collateral assets;
c.An assignment of the insurance policies covering each of the collateral assets that are subject to a related mortgage and/or security interest;
d.An assignment of the Company’s related shipbuilding contracts and the corresponding refund guarantees; and
e.A pledge over the related retention accounts.
As at March 31, 2024, $1,294,607,000 principal amount of indebtedness under one of the Company’s term loan and revolving credit facilities, together with $1,000,000,000 of sustainability-linked fixed rate notes with maturities from June 2031 to September 2037, were secured by a portfolio of 51 vessels, the composition of which can be changed, and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.
The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances. A prepayment may be required as a result of certain events, including (without limitation) a change of control, the sale, loss or reduction in market value of assets, or a termination or expiration of certain lease agreements (and the inability to enter into a lease replacing the terminated or expired lease acceptable to lenders within a specified period of time). The amount that must be prepaid may be calculated based on the loan to market value. In these circumstances, valuations of the Company’s assets are conducted on a “without lease” and/or “orderly liquidation” basis as required under the credit facility agreement.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

11.Long-term debt (continued):
(c)Credit facilities – other (continued):
Each credit facility contains a mix of financial covenants requiring the borrower and/or guarantor of the facility to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios, and debt-to-assets ratios, as defined in the respective credit facilities. Atlas and Seaspan are guarantors under certain facilities.
Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with all credit facility covenants as at March 31, 2024.
12.Other financing arrangements:

	March 31, 2024	December 31, 2023
Other financing arrangements	$5,687.4	$4,656.5
Deferred financing fees	(54.2)	(52.7)
Other financing arrangements	5,633.2	4,603.8
Current portion of other financing arrangements	(367.2)	(298.5)
Other financing arrangements	$5,266.0	$4,305.3
Based on amounts funded for other financing arrangements, payments due to lessors would be as follows:

Remainder of 2024	$276.2
2025	367.3
2026	362.4
2027	365.0
2028	369.8
Thereafter	3,946.7
$5,687.4
During the three months ended March 31, 2024, the Company received proceeds of $1,020,180,000 under these financing arrangements related to the delivery of eleven vessels and pre-delivery financing for the vessels under construction.
In January and February 2024, the Company refinanced three of its vessels. The three vessels were originally financed under sales-leaseback arrangements with Chinese leasing companies and were re-financed under a sale-leaseback arrangement with another Chinese leasing company. The proceeds from the sale-lease back is $224,000,000 and the leaseback is for 10 years. The Company has the option to purchase each of the vessels at a pre-determined purchase price starting from 2026. Lease payments include interest components based on a based on a variable interest rate of 3-month SOFR plus a margin of 2.00%.
In March 2024, the Company entered into a sale-leaseback financing for two 8,100 TEU vessels for proceeds of $54,000,000. The leaseback is for 5 years and the Company has the option to purchase each vessel at a pre-determined purchase price starting from 2026. Lease payments include interest components based on a variable interest rate of 3-month SOFR plus a margin of 2.00%.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

13.Share capital:
(a)Common shares:
As of March 31, 2024, all of the common shares of the Company are held by Poseidon as a result of the Merger (note 1(a)) that took place on March 28, 2023.
(b)Preferred shares:
As at March 31, 2024, the Company had the following preferred shares outstanding:

					Liquidation preference
	Shares		Dividend rate per annum	Redemption by Company permitted on or after(1)	March 31, 2024	December 31, 2023
Series	Authorized	Issued
D	20,000,000	5,093,728	7.95%	January 30, 2018	$127.3	$127.3
H	15,000,000	9,025,105	7.875%	August 11, 2021	225.6	225.6
J(1)	12,000,000	12,000,000	7.00%	June 11, 2021	300.0	300.0
(1)Dividends are payable on the Series J Cumulative Redeemable Preferred Shares at a rate of 7.0% for the first five years after the issue date, with 1.5% increases annually thereafter to a maximum of 11.5%
The Company’s preferred shares are subject to certain financial covenants. The Company was in compliance with these covenants on March 31, 2024.
14.Supplemental cash flow information:

	Three months ended March 31,
	2024	2023
Interest paid	$133.5	$94.1
Interest received	2.3	2.2
Undrawn credit facility fee paid	3.5	5.5
Income taxes paid	1.3	3.0

	Three months ended March 31,
	2024	2023
Non-cash financing and investing transactions:
Change in right-of-use assets and operating lease liabilities	$48.7	$—
Dividend reinvestment	—	0.1
Reclassification from finance lease to vessels	—	(32.9)
Capitalized interest relating to newbuilds	3.9	(2.0)
	$52.6	$(34.8)

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

14.Supplemental cash flow information (continued):

	Three months ended March 31,
	2024	2023
Changes in operating assets and liabilities
Accounts receivable	$(23.2)	$20.3
Inventories	(2.2)	0.3
Prepaids expenses and other, and other assets	4.1	(3.5)
Net investment in lease	10.5	5.4
Accounts payable and accrued liabilities	(4.1)	19.1
Settlement of decommissioning provisions	(1.1)	—
Deferred revenue	64.2	29.5
Income tax payable	(0.2)	9.5
Major maintenance	(3.1)	(21.7)
Other liabilities	(0.1)	2.9
Operating lease liabilities	(18.6)	(22.6)
Finance lease liabilities	3.1	3.2
Derivative instruments	(9.7)	(7.5)
Contingent consideration asset	(0.9)	(1.1)
	$18.7	$33.8
The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	March 31,
	2024	2023
Cash and cash equivalents	$424.1	$882.7
Restricted cash included in other assets (note 10)	2.6	11.0
Total cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$426.7	$893.7

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

15.Commitments and contingencies:
(a)Operating leases:
At March 31, 2024, the commitment under operating leases for vessels was $306,478,000 for the remainder of 2024 to 2029, and for other leases was $6,442,000 for the remainder of 2024 to 2031. Total commitments under these leases are as follows:

Remainder of 2024	$60.0
2025	78.8
2026	78.7
2027	63.5
2028	25.1
Thereafter	6.9
$313.0
For operating leases indexed to benchmark rates, commitments under these leases are calculated using the benchmark rate in place as at March 31, 2024 for the Company.
(b) Vessels under construction:
As at March 31, 2024, the Company had entered into agreements to acquire 29 newbuild vessels (December 31, 2023 – 40 vessels). The Company has outstanding commitments for the remaining installment payments as follows:

Remainder of 2024	$1,526.1
2025	177.3
2026	244.4
2027	349.8
$2,297.6
(c)Letter of credit:
As at March 31, 2024, the Company has $1,961,000 (December 31, 2023 – nil) in letters of credit outstanding in support of its mobile power generation business.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

16.Financial instruments:
(a)Fair value:
The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable, income tax payable and accrued liabilities approximate their fair values because of their short term to maturity.
As of March 31, 2024, the fair value of the Company’s revolving credit facilities and term loan credit facilities, excluding deferred financing fees was $1,192,882,000 (December 31, 2023 – $1,333,912,000) and the carrying value was $1,347,406,000 (December 31, 2023 – $1,495,581,000). As of March 31, 2024, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $5,373,180,000 (December 31, 2023 – $4,342,424,000) and the carrying value was $5,687,208,000 (December 31, 2023 – $4,656,459,000). The fair value of the revolving and term loan credit facilities and other financing arrangements, excluding deferred financing fees, was estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.
As of March 31, 2024, the fair value of the Company’s senior unsecured notes was $744,812,000 (December 31, 2023 – $779,487,000) and the carrying value was $802,350,000 (December 31, 2023 – $828,050,000). The fair value of the Company’s senior secured notes was $899,434,000 (December 31, 2023 – $911,893,000) and the carrying value was $1,000,000,000 (December 31, 2023 – $1,000,000,000). The fair value was calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts were categorized as Level 2 in the fair value hierarchy.
The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate is derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

ATLAS CORP.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Tabular amounts in millions of United States dollars, except per share amount and number of shares)

16.Financial instruments (continued):
(b)Interest rate swap derivatives:
As of March 31, 2024, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for benchmark rate	Notional amount as of March 31, 2024	Maximum notional amount(1)	Effective date	Ending date
1.7574%	$500.0	$500.0	January 31, 2022	February 2, 2032
2.67%/ 5.50%(2)	250.0	250.0	September 1, 2023	September 1, 2026
5.4200%	216.8	216.8	September 6, 2007	May 31, 2024
2.3875%	200.0	200.0	July 20, 2022	July 20, 2032
1.4340%	80.0	80.0	September 27, 2019	May 14, 2024
1.5580%	75.0	75.0	November 14, 2019	May 15, 2024
0.6350%	74.0	74.0	January 21, 2021	October 14, 2026
0.4590%	74.0	74.0	February 4, 2021	October 14, 2026
1.4900%	21.1	21.1	September 1, 2023	December 30, 2025
(1)Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)$250M notional amount transaction on daily SOFR with a cap of 5.5% and a floor strike of 2.67%
If interest rates remain at their current levels, the Company expects that $30,474,000 would be received in cash, in the next 12 months on interest rate swaps maturing after March 31, 2024. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.
17.Subsequent events:
(a)On April 2, 2024, the Company paid $38,082,000 in dividends on its common shares.
(b)On April 30, 2024, the Company paid $0.496875, $0.492188, and $0.437500 per Series D, Series H and Series J preferred share, respectively, in the aggregate amount of $12,223,000.
(c)Between April and May 2024, the Company accepted the delivery of five newbuild vessels. Each vessel commenced a long term charter upon delivery.
(d)In April 2024, the Company exercised its option under its existing lease financing arrangements to purchase one 10,000 TEU vessel and one 14,000 TEU vessel. The purchases are expected to be completed in April 2025 at the pre-determined purchase price of $49,500,000 and $61,600,000, respectively.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following should be read in conjunction with the unaudited consolidated financial statements and related notes included in this Report and the audited consolidated financial statements, related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”). The 2023 Annual Report was filed with the U.S. Securities and Exchange Commission on March 14, 2024. Unless otherwise indicated, all amounts are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with U.S. GAAP.
Overview
General
We are Atlas Corp. (the “Company”), a global asset manager and the parent company of Seaspan and APR Energy.
Atlas was incorporated in the Republic of the Marshall Islands in October 2019 for the purpose of facilitating, and to become the successor public company of Seaspan pursuant to a holding company reorganization. Atlas is a holding company and its primary assets are its interests in Seaspan and APR Energy and their respective subsidiaries. Pursuant to a merger transaction in March 2023 (the “Merger”), the Company's common shares became wholly owned by Poseidon Corp., a privately-held company and the common shares ceased to be publicly traded.
Segment Reporting
For management purposes, the Company is organized based on its two leasing businesses and has two reportable segments, vessel leasing and power generation. The Company’s vessel leasing segment, which is conducted through Seaspan, owns and operates a fleet of vessels which are chartered with major container liner companies. The Company’s mobile power generation segment, which is conducted through APR Energy, owns and operates a fleet of power generation assets, including gas turbines and other equipment, and provides power solutions to customers.
Vessel leasing
Through Seaspan, we are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with nine major container liner companies, of which four customers each contributed over 10% of total revenue for the three months ended March 31, 2024. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As at March 31, 2024, we operated a fleet of 165 vessels, totaling 1,694,030 TEU, that have an average age of approximately seven years, on a TEU weighted basis. As at March 31, 2024, we have 29 newbuild vessels under construction delivering through December 2027.
Our primary objective for Seaspan is to continue to grow our vessel leasing business through accretive vessel acquisitions as market conditions allow. Most of our customers’ business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.
We use the term “twenty-foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships. We use the term “car equivalent unit”, or CEU, in describing the size of our Pure Car and Truck Carriers, or PCTCs, and the number of cars they have the capacity to transport. Collectively, we refer to containerships and PCTCs as vessels.

The following table summarizes key facts regarding Seaspan’s containership fleet as of March 31, 2024:

	Operating Vessels					Newbuild Vessels
Vessel Class (TEU)	# Vessels (Total Fleet)	# Vessels (of which are unencumbered)	Average Age (Years)	Average Remaining Charter Period (Years)(1)	Average Daily Charter Rate (in thousands of USD)	# Vessels	Average Length of Charter
2500-3500	14	6	15.8	1.4	15.7	—	—
4250-5100	18	11	15.3	2.2	29.8	—	—
7000-9600(2)	29	10	10.6	4.9	37.0	16	11.3
10000-11000(3)	33	6	8.5	3.5	33.2	—	—
11800-13400(4)	27	3	6.9	5.6	37.7	—	—
14000 - 15000	32	2	4.4	5.6	46.8	—	—
15000-16000(5)	10	—	—	12.9	37.4	7	13.4
24000+(6)	2	—	1	17.7	41.9	—	—
Total/Average	165	38	6.8	4.9	35.8	23	11.9
(1)Excludes options to extend charter.
(2)Includes 3 vessels on bareboat charter
(3)Includes 8 vessels on bareboat charter.
(4)Includes 6 vessels on bareboat charter.
(5)Includes 5 vessels on bareboat charter.
(6)Includes 2 vessels on bareboat charter.
In addition, we have entered into shipbuilding contracts for six 10,800 CEU PCTC newbuild vessels as of March 31, 2024.
In addition, our joint venture with Zhejiang Energy Group has five operating vessels as at March 31, 2024 and we are the ship manager for all five vessels.
Power Generation
Through APR Energy, we operate a fleet of power generation assets, providing power generation to customers including large corporations and public and private utilities. Our mobile, turnkey power plants are deployed in cities, countries, and industries around the world in both developed and developing markets. As of March 31, 2024, we owned a fleet of 30 aero-derivative gas turbines and 274 diesel generators. The average age of our turbines is approximately 11 years and the average age of our diesel generators is approximately 13 years.
Our primary objective is to drive sustained growth and optimize cash flow by delivering operational excellence and providing a broad range of innovative technologies and offerings to generate customer value. Our revenues are primarily derived through power generation and our turnkey services include plant design, fast-tracked installation of generating equipment and balance of plant, plant operation, and around-the-clock service and maintenance.
We use the term “megawatts”, or MW, in describing the capacity of our power generation equipment.

Asset Type	Fleet Size (MW)	Contracted Fleet (MW)	Contracted Revenue (USD millions)	Average Remaining Contract Term (Years)(1)
Mobile Power Fleet	1,226	397	$140.4	1.6
(1)Average remaining contract term excludes extensions; weighted by MW installed.

Significant Developments During the Quarter ended March 31, 2024 and Subsequent
Containership Leasing Developments
During the first quarter of 2024, the Company took delivery of 13 newbuild vessels ranging in size from 7,000 TEU to 16,000 TEU, each of which commenced a long-term charter upon delivery. In April and through May 10, 2024, the Company accepted the delivery of a total of five newbuild vessels, ranging in size from 7,000 TEU to 15,100 TEU, each of which commenced a long-term charter upon delivery.
In February 2024, the Company completed the sale of one 4,250 TEU vessel for gross proceeds of $29.8 million.
Pure Car Truck Carrier Developments
In March 2024, the Company entered into shipbuilding contracts for the construction of two 10,800 CEU dual-fuel liquefied natural gas PCTC newbuilds. Upon delivery, each vessel will commence a long term charter.
Dividends
On March 22, 2024, the Board of Directors declared a dividend of $38.1 million on the Company’s common shares payable on April 2, 2024. On March 22, 2024, the Board of Directors declared the regular quarterly dividends on the Company’s preferred shares which were paid on April 30, 2024 in the aggregate amount of $12.2 million.
Financing Developments
In January and February 2024, the Company refinanced two of its 12,200 TEU vessels and one 12,000 TEU vessel. The three vessels were originally financed under sale-leaseback arrangements with Chinese leasing companies and were re-financed under a sale-leaseback arrangement with another Chinese leasing company. The Company has the option to purchase each of the vessels at a pre-determined purchase price starting from 2026.
In February and March 2024, the Company exercised its options under existing lease financing arrangements to purchase one 14,000 TEU vessel and one 10,000 TEU vessel, respectively. The purchases are expected to be completed in February 2025 at the pre-determined purchase price of $61.6 million and $49.5 million, respectively.
In March 2024, the Company amended and extended an existing revolving credit facility to increase the borrowing capacity by $50.0 million and extend the maturity date from February 2025 to March 2027.
In March 2024, the Company completed a sale-leaseback financing for two vessels for an aggregate amount of $54.0 million.
Changes in Senior Management
On May 1, 2024, William Kostlivy and Peter Li were appointed Chief Financial Officer and General Counsel, respectively, of Seaspan and Atlas.

Three months ended March 31, 2024, compared with three months ended March 31, 2023
The following tables summarize Atlas’ consolidated financial results for select information for the three months ended March 31, 2024 and 2023.

Consolidated Financial Summary (in millions of U.S. dollars)	Three Months Ended March 31,
	2024	2023
Revenue	$541.1	$417.2
Operating expense	100.0	88.4
Depreciation and amortization expense	121.0	94.2
General and administrative expense	23.5	42.4
Operating lease expense	23.2	30.1
(Gain) loss on sale	(8.3)	0.6
Operating earnings	281.7	161.5
Loss on debt extinguishment	3.5	—
Interest expense	130.3	83.2
Net earnings	161.1	58.8
Cash from operating activities	315.6	227.9
Asset Utilization
Vessel Leasing Segment
Vessel Utilization represents the number of ownership days on-hire as a percentage of total ownership days, including bareboat ownership days. The following table summarizes Seaspan’s vessel utilization for the last eight consecutive quarters:

	2022			2023				2024
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Vessel Utilization	98.3%	98.6%	98.5%	97.6%	95.3%	98.2%	98.3%	99.7%
Vessel utilization increased for the three months ended March 31, 2024, compared with the same period in 2023. The increases was primarily due to an decrease in the number of scheduled dry-dockings and associated off-hire days.
Mobile Power Generation Segment
Average megawatt capacity is the average maximum megawatts that can be generated by the power fleet. The primary driver of average megawatt capacity is the increase or decrease in the number of power generating units in the power fleet. Average megawatt on-hire is the amount of capacity that is under contract and available to the customer for use. Power fleet utilization represents average megawatt on-hire as a percentage of average megawatt capacity.
The following table summarizes the Power Fleet Utilization, for the last eight consecutive quarters:

	2022			2023				2024
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Power Fleet Utilization	68.8%	80.0%	62.8%	62.2%	58.9%	39.2%	29.9%	32.4%
Power Fleet Utilization decreased for the three months ended March 31, 2024, compared with the same period in 2023. This decrease is primarily due to the termination of the contract with the Bangladesh plant in August 2023.

Financial Results Summary
Revenue
Revenue increased by 29.7% to $541.1 million for the three months ended March 31, 2024, compared with the same period in 2023. The increase in revenue was primarily due to the delivery of 13 newbuild vessels in the first quarter of 2024, as well as the impact of 37 newbuild vessels deliveries since March 2023, and lower off-hire days due to fewer scheduled dry-docks, partially offset by lower asset utilization in the Mobile Power Generation segment.
Operating Expense
Operating expense increased by 13.1% to $100.0 million for the three months ended March 31, 2024, compared with the same period in 2023. The increase was primarily due to growth in our fleet of operating vessels.
Depreciation and Amortization Expense
Depreciation and amortization expense increased by 28.5% to $121.0 million for the three months ended March 31, 2024, compared with the same period in 2023. The increase was primarily due to the growth in our fleet of operating vessels and purchase options being exercised for two vessels in the first quarter of 2024, which resulted in a reclassification of the leases from operating to financing.
General and Administrative Expense
General and administrative expense decreased by 44.6% to $23.5 million for the three months ended March 31, 2024, compared with the same period in 2023. The decrease was primarily attributable to costs incurred in the first quarter of 2023 associated with the closing of the Merger with no comparable costs in 2024.
Operating Lease Expense
Operating lease expense decreased by 22.9% to $23.2 million for the three months ended March 31, 2024, compared with the same period in 2023. The decrease was primarily due to the lease reclassification from operating to financing as a result of pre-existing purchase options being exercised for three vessels in the fourth quarter of 2023 and first quarter of 2024, partially offset by increases in benchmark rates on the remaining operating leases.
Interest Expense and Amortization of Deferred Financing Fees
Interest expense increased by 56.6% to $130.3 million for the three months ended March 31, 2024, compared with the same period in 2023. The increase was primarily driven by an increase in our outstanding debt and other financing balances and an increase in benchmark rates on these financings.
Gain on Derivative Instruments
The change in fair value of derivative instruments resulted in a gain of $25.4 million for the three months ended March 31, 2024. The gain for the period was primarily due to an increase in the forward curve of the benchmark rates and offset by swap settlements. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curves is expected to result in a change in the fair value of our interest rate swaps of approximately $80.1 million.
Our fair value instruments, including interest rate swaps were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in our Interim Consolidated Statement of Operations.
Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2023 Annual Report for additional information.

Liquidity and Capital Resources
Liquidity
The Company’s business model is focused on generating stable long-term cash flows, and using that predictability to reduce overall cost of capital. Maintaining strong liquidity is a core pillar of the Company’s financial strategy, allowing it to take advantage of attractive opportunities to deploy capital quickly as they arise through economic and industry cycles. A strong base of liquidity also allows the Company to mitigate short-term market shocks and maintain consistent distributions to its shareholders. The Company’s primary sources of liquidity are cash and cash equivalents, undrawn credit facilities, committed financings for its newbuild vessels, cash flows from operations, capital recycling, as well as access to public and private capital markets.
Consolidated liquidity as of March 31, 2024 and December 31, 2023 was comprised of the following:

(in millions of U.S. dollars)	March 31,	December 31,	Change
	2024	2023	$	%
Cash and cash equivalents	$424.1	$385.3	38.8	10.1%
Undrawn revolving credit facilities(1)	550.0	380.0	170.0	44.7%
Total liquidity	974.1	765.3	208.8	27.3%
Total committed and undrawn newbuild financings	2,304.9	3,334.6	(1,029.7)	(30.9)%
Total liquidity including newbuild financings	$3,279.0	$4,099.9	(820.9)	(20.0)%

(1)Undrawn revolving credit facilities as of March 31, 2024 included $500.0 million (December 31, 2023 - $330.0 million) available from Seaspan and $50.0 million (December 31, 2023 - $50.0 million) available from APR Energy.
As of March 31, 2024, consolidated liquidity was sufficient to meet near-term requirements. As of March 31, 2024, the Company had consolidated liquidity of $974.1 million, excluding $2,304.9 million of committed but undrawn financings related to its newbuild vessels, which represents an increase of $208.8 million compared to December 31, 2023.
Unencumbered Assets
Growing the Company’s base of unencumbered assets is a fundamental objective in order to achieve an investment grade credit rating, as well as a potential source of liquidity through secured financing or asset sales. Over the long-term, the Company expects its unencumbered asset base to grow as it enhances its presence in the unsecured credit markets, and also naturally as secured borrowings mature or are prepaid.
In the short-term, the Company expects that its unencumbered asset base may fluctuate as unencumbered assets may be sold or financed from time to time, as part of normal course management of assets and liquidity.
The following table provides a summary of our unencumbered fleet and net book value over time.

	As at
	December 31,					March 31,
	2019	2020	2021	2022	2023	2024
Number of Vessels	28	31	36	38	39	38
Net Book Value (in millions of U.S. dollars)	$859	$1,109	$1,369	$1,847	$1,923	$2,047

Contracted Cash Flows
The Company’s focus on long-term contracted cash flows provides predictability and reduces liquidity risk through economic cycles. As of March 31, 2024, the Company had total gross contracted cash flows of $19.0 billion, which includes components that are accounted for differently, including (i) minimum future revenues relating to operating leases with customers, (ii) minimum cash flows to be received relating to financing leases with certain customers, and (iii) contracted cash flows underlying leases for newbuild vessels which have not yet been delivered to customers. The following table provides a summary of gross contracted cash flows, based on these components described above.

(in millions of U.S. dollars)	Operating lease revenue (1)	Lease receivable on financing leases	Gross contracted cash flows for newbuilds
Remainder of 2024	$1,508.2	$147.7	$328.1
2025	1,901.7	190.4	317.2
2026	1,649.5	187.9	318.6
2027	1,256.8	187.9	347.0
2028	817.3	188.4	414.7
Thereafter	3,175.6	2,337.4	3,697.7
	$10,309.1	$3,239.7	$5,423.3
(1)Minimum future operating lease revenue includes payments from signed charter agreements on operating vessels that have not yet commenced.
Minimum future revenues assume that, during the term of the lease, (i) there will be no unpaid days, (ii) extensions are included where exercise is at our unilateral option, and (iii) extensions are excluded where exercise is at the charterer’s option.
The Company is focused on continuing to allocate capital selectively into opportunities that enhance the long-term value of the business and provide attractive risk-adjusted returns on capital, which may include synergistic opportunities in adjacent businesses to diversify cash flow drivers.
The Company intends to continue its growth trajectory in the remainder of 2024 and beyond, further growing its liquidity position primarily through capital recycling and enhancements to its existing capital base. This capital strategy will include maintaining diverse sources of capital for financial flexibility while managing leverage in alignment with its long-term targets, and growing the value of its unencumbered asset base.
The Company’s primary liquidity needs include funding our investments in assets including our newbuild vessels under construction, scheduled debt and lease payments, vessel purchase commitments, potential future exercises of vessel purchase options, and dividends on our common and preferred shares.

Borrowings
The following table summarizes our borrowings:

(in millions of U.S. dollars)	March 31,	December 31,	Change
	2024	2023	$	%
Long-term debt, excluding deferred financing fees:
Revolving credit facilities	$200.0	$320.0	$(120.0)	(37.5)%
Term loan credit facilities	1,147.4	1,175.6	(28.2)	(2.4)%
Senior unsecured notes(1)	802.4	828.1	(25.7)	(3.1)%
Senior secured notes(2)	1,000.0	1,000.0	—	—%
Deferred financing fees on long term debt	(34.0)	(32.9)	(1.1)	3.3%
Long term debt	3,115.8	3,290.8	(175.0)	(5.3)%

Other financing arrangements	5,687.4	4,656.5	1,030.9	22.1%
Deferred financing fees on other financing arrangements	(54.2)	(52.7)	(1.5)	2.8%
Other financing arrangements	5,633.2	4,603.8	1,029.4	22.4%

Finance leases	187.4	66.5	120.9	181.8%

Total deferred financing fees	88.2	85.6	2.6	3.0%
Total borrowings(3)	9,024.6	8,046.7	977.9	12.2%
Vessels under construction	(855.8)	(1,315.0)	459.2	(34.9)%
Operating borrowings(3)	$8,168.8	$6,731.7	$1437.1	21.3%
(1)Corresponds to the following: (i) 7.125% senior unsecured notes due in 2027, (ii) 2024 NOK Bonds and 2026 NOK Bonds which were repaid in February 2024 and (iii) 5.5% senior unsecured notes due in 2029.
(2)Corresponds to Sustainability-Linked Senior Secured Notes with fixed interest rates ranging from 3.91% to 5.49% and maturities between 2031 and 2037.
(3)Total borrowings is a non-GAAP financial measure which consists of long-term debt, other financing arrangements and finance leases, excluding deferred financing fees. The Company’s total borrowings include amounts related to vessels under construction, consisting primarily of amounts borrowed to pay installments to shipyards. The interest incurred on borrowings related to the vessels under construction are capitalized during the construction period. Total borrowings and operating borrowings are non-GAAP financial measures that are not defined under or prepared in accordance with U.S. GAAP. Disclosure of total borrowings and operating borrowings is intended to provide additional information and should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. Management believes these measures are useful in consolidating and clearly presenting Atlas’ financings. Management also believes that these metrics can be useful to facilitate assessment of leverage and debt service obligations of the Company. Management believes operating borrowings is a useful measure to assess interest expense related to vessels that are in operation and generating revenue.
The Company’s approach is to target a total borrowings-to-asset ratio of 50-60%, and to mitigate credit risk by diversifying its maturity profile over as long a term as economically feasible, while maintaining or reducing its cost of capital. The Company’s total borrowings-to-asset ratio was 61.1% at March 31, 2024 compared to 58.7% at December 31, 2023.
The consolidated weighted average interest rate for March 31, 2024 was 6.83% compared to 6.22% at March 31, 2023. The weighted average interest rates for the vessel leasing segment, power generation segment, and Atlas Corp. (on an unconsolidated basis) were 6.83%, nil, and 7.13%, respectively, for the three months ended March 31, 2024 (March 31, 2023: 6.19%, 7.51% and 7.13%, respectively).
We are exposed to market risk from changes in interest rates and use interest rate swaps to manage interest rate price risks. We do not use interest rate swaps for trading or speculative purposes. As of March 31, 2024, our variable-rate credit facilities totaled $1,347.4 million, of which we had entered into interest rate swap agreements to fix the rates on a notional principal amount of $1,510.2 million. As of March 31, 2024, we have an asset of $101.8 million related to our interest rate swaps.

The table below provides information about our financings at March 31, 2024 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 12 to 15 to our consolidated financial statements included in our 2023 Annual Report, which provide additional information with respect to our existing credit and lease facilities. Please also refer to note 16(b) in our financial statements for the three months ended March 31, 2024, contained herein, for a summary of our interest rate swap derivatives.

	Principal Payment Dates
(in millions of U.S. dollars)	Remainder of 2024	2025	2026	2027	2028	Thereafter	Total
Credit Facilities(1)	$75.7	$103.9	$103.9	$103.9	$644.0	$316.0	$1,347.4
Vessel Operating Leases(2)	58.2	77.3	77.9	62.7	24.7	5.8	306.6
Vessel Finance Leases(3)	76.9	110.5	—	—	—	—	187.4
Sale-Leaseback Facilities(4)	276.2	367.3	362.4	365.0	369.8	3,946.7	5,687.4
	$487.0	$659.0	$544.2	$531.6	$1,038.5	$4,268.5	$7,528.8
(1)Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)Represents payments under our operating leases. Payments under the operating leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2024.
(3)Represents payments under our finance leases. Payments under the finance leases have a variable component based on underlying interest rates, calculated using the applicable benchmark rate in place as at March 31, 2024.
(4)Represents payments, excluding amounts representing interest payments, on amounts drawn on our sale-leaseback facilities where the vessels remain on our balance sheet and that bear interest at variable rates.
Credit Facilities
The Company’s credit facilities are primarily secured by assets, including first-priority mortgages granted on 53 of its vessels and substantially all of its power generation assets, together with other related security.
As of March 31, 2024, the Company had $1.3 billion principal amount outstanding under its credit facilities, all of which was related to the vessel leasing business. There was $200.0 million outstanding under our revolving credit facilities. A total of $550.0 million was undrawn, of which $500.0 million was available to the vessel leasing business ($300.0 million of which was unsecured), and $50.0 million was available to the power generation business.
As of March 31, 2024, on a consolidated basis, scheduled principal repayments on our credit facilities were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity	Net Book Value of Vessels Unencumbered
Remainder of 2024	$75.7	$—	$75.7	—	$—
2025	103.9	—	103.9	—	—
2026	103.9	—	103.9	—	—
2027	103.9	—	103.9	—	—
2028	53.7	590.3	644.0	—	—
2029	8.8	302.8	311.6	—	—
2030	4.4	—	4.4	2	159.5
2031	—	—	—	—	—
2032	—	—	—	—	—
2033	—	—	—	—	—
Thereafter	—	—	—	51	3,037.8
	$454.3	$893.1	$1,347.4	53	$3,197.3

Other Financing Arrangements
As part of the Company’s strategy to diversify its financing sources, it enters into sale-leaseback financing arrangements with financial leasing companies, which under U.S. GAAP are considered "failed-sales". This accounting treatment requires that the vessel asset remain on the Company’s balance sheet, along with the associated lease liability.
As of March 31, 2024, the Company had 66 vessels financed under these sale-leaseback financing arrangements providing for total borrowings of approximately $5.7 billion.
As of March 31, 2024, on a consolidated basis, scheduled repayments on our other financing arrangements were as follows:

(in millions of U.S. dollars)	Scheduled Amortization	Bullet Due on Maturity(1)	Total Future Minimum Repayments	Additional Vessels Unencumbered Upon Maturity(2)	Net Book Value of Vessels Unencumbered(2)(3)
Remainder of 2024	$276.2	$—	$276.2	—	$—
2025	367.3	—	367.3	—	—
2026	362.4	—	362.4	—	—
2027	365.0	—	365.0	—	—
2028	369.8	—	369.8	—	—
2029	363.7	48.8	412.5	4	232.7
2030	338.6	300.0	638.6	9	765.5
2031	319.4	74.0	393.4	2	180.7
2032	293.7	440.4	734.1	9	1,108.6
2033	186.6	572.8	759.4	12	1,463.9
Thereafter	363.5	645.2	1,008.7	26	2,705.4
	$3,606.2	$2,081.2	$5,687.4	62	$6,456.8
(1)Amounts do not include interest to be accreted and paid at final maturity.
(2)Excludes newbuild vessels that have not been delivered as at March 31, 2024.
(3)Includes unencumbered vessels that are included in the balance sheet as “Vessels” and as “Net Investment in Lease”.
Operating Leases
As of March 31, 2024, the Company had 7 vessel operating lease arrangements. Please refer to note 15(a) in our financial statements for the three months ended March 31, 2024, contained herein, for a summary of commitments under our operating leases.
Capital Commitments
As of March 31, 2024, the Company had 29 newbuild vessels under construction. Please refer to note 15(b) in our financial statements for the three months ended March 31, 2024, contained herein, for the outstanding commitments related to the remaining installment payments.
Inflation globally has seen increases through 2023, along with expectations that elevated inflation levels may persist in the near-term. This trend is positively correlated with profitability in our business sectors, as the cost of transport and power are major components of inflation, and the underlying demand for our business segments is closely linked to both global GDP growth and inflation. While we expect these factors to continue to be a net positive for our business segments, we anticipate that expectations of quantitative tightening and rising interest rates intended to combat inflation may continue to cause volatility in the equity and credit markets near-term, impacting the pricing of our publicly traded securities notwithstanding strong and stable underlying performance and asset values.
For additional information about our credit and lease facilities and other financing arrangements, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources” in our 2023 Annual Report.

Summary of Consolidated Statements of Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

(in millions of U.S. dollars)	Three Months Ended March 31,
	2024	2023
Net cash flows from operating activities	$315.6	$227.9
Net cash flows used in investing activities	(1,070.0)	(301.6)
Net cash flows from financing activities	793.2	676.4
Operating Cash Flows
Net cash flows from operating activities were $315.6 million for the three months ended March 31, 2024, an increase of $87.7 million compared to the same period in 2023. The increase in net cash flows from operating activities was primarily due to an increase in revenue, offset by an increase in operating expenses and changes in working capital. For further discussion of changes in revenue and expenses, please read “three months ended March 31, 2024, compared with three months ended March 31, 2023” above.
Investing Cash Flows
Net cash flows used in investing activities was $1,070.0 million for the three months ended March 31, 2024, an increase of $768.4 million compared to the same period in 2023. The increase in cash flows used in investing activities for the three months ended March 31, 2024, was primarily due to the increase in expenditures related to installments on vessels under construction, including delivered vessels, compared to the same period in 2023.
Financing Cash Flows
Net cash flows from financing activities were $793.2 million for the three months ended March 31, 2024, an increase of $116.8 million compared to the same period in 2023. The increase for the three months ended March 31, 2024 was primarily due to a net increase in proceeds from financing arrangements (higher draws, net of repayments) and lower dividends on common shares. In 2023, the Company received proceeds from non-recurring transactions including the exercise of warrants by Fairfax Financial Holdings Limited, a capital contribution from Poseidon and proceeds from the settlement of a capped call related to its previously outstanding exchangeable notes. The capital contribution was used primarily to settle the Company’s exchangeable notes as a result of a de-listing event following the closing of the Merger in March 2023.
Ongoing Capital Expenditures and Dividends
Ongoing Capital Expenditures
Due to the capital-intensive nature of our Company’s business model, ongoing capital investment is required for additions and enhancements, maintenance and repair of our asset base.
The average age of the vessels in our containership fleet is approximately seven years, on a TEU-weighted basis. Maintenance capital expenditures for our containership fleet primarily relate to our regularly scheduled dry-dockings. During the three months ended March 31, 2024, we incurred $3.2 million for regularly scheduled dry-dockings.
In our power fleet, the average age of the diesel generators is approximately 13 years and the average age of the aero-derivative gas turbines is approximately 11 years. Normal course capital expenditures for these assets primarily relate to fleet maintenance, mobilization to build power plants for new deployments and demobilization of power plants when contracts expire. As at March 31, 2024, our asset retirement obligation for future demobilization was $23.3 million.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. The amount of operating cash flow we retain in our business will affect the amount of our dividends on our preferred shares. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following, many of which are currently unknown and are outside our control:
(1)the remaining lives of our property, plant and equipment;
(2)the returns that we generate on our retained cash flow, which will depend on the economic terms of any future asset acquisitions and lease terms;
(3)future contract rates for our assets after the end of their existing lease agreements;
(4)future operating and financing costs;
(5)our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;
(6)capital expenditures to comply with environmental regulations and asset retirement obligations; and
(7)unanticipated future events and other contingencies.
Please read “Item 3. Key Information – D. Risk Factors” in our 2023 Annual Report for factors that may affect our future capital expenditures and results.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2023 Annual Report.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarter ended March 31, 2024, contains forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in the 2023 Annual Report in the section titled “Risk Factors.”
These forward-looking statements represent our estimates and assumptions only as of the date of this report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this report. These statements include, among others:
•future operating or financial results;
•future growth prospects;
•our business strategy and capital allocation plans, and other plans and objectives for future operations;
•potential acquisitions, financing arrangements and other investments, and our expected benefits from such transactions;
•our primary sources of funds for our short, medium and long-term liquidity needs;
•the future valuation of our vessels, power generation assets and goodwill;
•future time charters and vessel deliveries, including replacement charters and future long-term charters for certain existing vessels;
•estimated future capital expenditures needed to preserve the operating capacity of our containership fleet and power generation assets and to comply with regulatory standards, our expectations regarding future operating expenses, including dry-docking and other ship operating expenses and expenses related to performance under our contracts for the supply of power generation capacity, and general and administrative expenses;
•the impact of the conflict between Israel and Hamas beginning October 2023 (the “Israel-Hamas Conflict”) and the subsequent attacks by Houthi Rebels from Yemen on commercial vessels traversing the Red Sea, Gulf of Aden and the Bab-el-Mandeb Strait (the “Red Sea Attacks”);
•number of off-hire days and dry-docking requirements;
•global economic and market conditions and shipping and energy market trends, including charter rates and factors affecting supply and demand for our containership and power generation solutions;
•our financial condition and liquidity, including our ability to borrow funds under our credit facilities, our ability to obtain waivers or secure acceptable replacement charters under certain of our credit facilities, our ability to refinance our existing facilities and notes and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters of our vessels and leases of our power generation assets with our existing customers or new customers;
•the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;
•changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;
•our continued ability to meet specified restrictive covenants in our financing and lease arrangements, our notes and our preferred shares;
•the financial condition of our customers, lenders and other counterparties and their ability to perform their obligations under their agreements with us;
•our ability to leverage to our advantage our relationships and reputation in the containership industry;

•changes in technology, prices, industry standards, environmental regulation and other factors which could affect our competitive position, revenues and asset values;
•disruptions and security threats to our technology systems;
•taxation of our company, including our exemption from tax on our U.S. source international transportation income, and taxation of distributions to our shareholders;
•the continued availability of services, equipment and software from subcontractors or third-party suppliers required to provide our power generation solutions;
•our ability to protect our intellectual property and defend against possible third-party infringement claims relating to our power generation solutions;
•potential liability from future litigation; and
•other factors detailed in this Report and from time to time in our periodic reports.
Forward-looking statements in this Report are estimates and assumptions reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2023 Annual Report.
We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.